Exhibit 99.(a)(1)(E)

CONFIRMATION OF RECEIPT OF ELECTION FORM

This email confirms our receipt of your written Election Form with respect to Verenium Corporation’s Offer to Exchange Certain Outstanding Options to Purchase Common Stock for New Replacement Options, dated October 13, 2009 (the “Offer”). Your election has been recorded as follows:

Original Grant Date	Option Number	Exercise Price per Share	Shares Subject to Eligible Options	Shares Subject to New Option

We strongly encourage you to print this page and keep it for your records.

This email does not serve as a formal acceptance by the Company of the Eligible Options designated on your Election Form for exchange. The procedure for acceptance of Eligible Options for exchange is described in the documents setting forth the terms of the Offer (the “Offer Documents”) previously made available to you.

Your election to exchange your Eligible Options may be withdrawn or changed at any time prior to 12:00 a.m. (midnight) Eastern Time, on November 12, 2009 (that is, one minute after 11:59 p.m. on November 11, 2009), unless the Company decides to extend the expiration of the Offer to a later date. Withdrawals must be submitted according to the instructions set forth in the Notice of Withdrawal. For additional copies of the Offer Documents or the Notice of Withdrawal, or if you have questions about the Offer, please email tenderoffer@verenium.com or contact us by telephone at (617) 674-5319.

CONFIDENTIALITY NOTE:

The information transmitted is intended only for the person or entity to which it is addressed and may contain confidential and/or privileged material. Any review, retransmission, dissemination or other use of, or taking of any action in reliance upon, this information by persons or entities other than the intended recipient is prohibited. If you received this in error, please contact the sender and delete the material from any computer.